UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                  I-many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                 (212) 845-7909
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2005

             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 22 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44973Q103                       13D                 Page 2 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Capital Group, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                     0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 3 of 22 Pages

----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Ambrose Master Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 4 of 22 Pages
----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            RCG Halifax Fund, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 5 of 22 Pages
--------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Ramius Securities, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            BD
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 6 of 22 Pages
----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            C4S & Co., L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
                   0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 7 of 22 Pages
---------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Peter A. Cohen
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 8 of 22 Pages
----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Morgan B. Stark
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                 Page 9 of 22 Pages
----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas W. Strauss
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES        ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    2,894,121
-----------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.90%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON ** IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                Page 10 of 22 Pages
----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Jeffrey M. Solomon
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            OO
------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,894,121
OWNED BY       ------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,894,121
----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,894,121
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)

            6.90%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                       13D                Page 11 of 22 Pages

Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Common Stock, par value $0.0001 per share (the "Common Stock"), of I-many, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 399 Thornall Street, 12th Floor, Edison, New Jersey 08837.

Item 2.     Identity and Background.

         (a) This statement is filed by:

                      (i) Ramius Capital Group, LLC, a Delaware limited liability company ("Ramius Capital"), which serves as an investment advisor of RCG Ambrose Master Fund, Ltd., a Cayman Islands company ("RCG Ambrose") and RCG Halifax Fund, Ltd., a Cayman Islands company ("RCG Halifax");

                      (ii) RCG Ambrose, with respect to the shares of Common Stock directly and beneficially owned by it;

                      (iii) RCG Halifax, with respect to the shares of Common Stock directly and beneficially owned by it;

                      (iv) Ramius Securities, L.L.C., a Delaware limited liability company ("Ramius Securities"), with respect to the shares of Common Stock directly and beneficially owned by it, and which is also a broker-dealer affiliated with Ramius Capital;

                      (v) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of Ramius Capital;

                      (vi) Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

                      (vii) Morgan B. Stark("Mr. Stark"), who serves as one of the managing members of C4S;

                      (viii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

                      (ix) Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

                     The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of Ramius Capital, RCG Ambrose, RCG Halifax, Ramius Securities, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, New York, New York 10017. The business addresses of the officers and directors of each of RCG

CUSIP No. 44973Q103                       13D                Page 12 of 22 Pages

Ambrose and RCG Halifax are set forth on Schedules A and B, respectively, and incorporated by reference in this Item 2.

     (c) The principal business of Ramius Capital is that of an investment adviser. The principal business of each of RCG Ambrose and RCG Halifax is serving as a private investment fund. Ramius Securities is a broker dealer affiliated with Ramius Capital. C4S serves as managing member of Ramius Capital. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S. The principal occupations of the officers and directors of each of RCG Ambrose and RCG Halifax are set forth on Schedules A and B, respectively, and incorporated by reference in this Item 2.

     (d) None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or any other person identified in response to this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) RCG Ambrose and RCG Halifax are each a Cayman Islands company. Ramius Capital, Ramius Securities and C4S are each limited liability companies organized under the laws of the State of Delaware. Mr. Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon are each United States citizens.

Item 3.     Source and Amount of Funds and Other Consideration.

     The shares of Common Stock purchased by RCG Ambrose, RCG Halifax and Ramius Securities were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule C, which is incorporated by reference herein.

Item 4.     Purpose of the Transaction.

     The Reporting Persons have acquired the shares of Common Stock for investment purposes, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     The Reporting Persons believe the shares are substantially undervalued. In addition, the Reporting Persons believe the takeover price of $1.55 cash per share from Selectica, Inc. is inadequate in light of comparable acquisition multiples and valuations of comparable public companies.

     The Reporting Persons have engaged in, and may in the future engage in, conversations with management, other stockholders and industry participants in an effort to maximize stockholder value. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b)

CUSIP No. 44973Q103                       13D                Page 13 of 22 Pages

through (j) of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer.

     A. Ramius Capital

               (a) As of the date of this filing, Ramius Capital may be deemed the beneficial owner of (i) 1,971,224 shares of Common Stock owned by RCG Ambrose, (ii) 316,511 shares of Common Stock owned by RCG Halifax and (iii) 606,386 shares of Common Stock owned by Ramius Securities.

                   Percentage: Approximately 6.90% as of the date hereof. The percentages used herein and in the rest of Item 5 are calculated based upon 41,949,358 shares, which reflects the shares of Common Stock outstanding as of October 31, 2004, as reflected in the Company's quarterly report for the quarterly period ended September 30, 2004, filed on November 8, 2004.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,894,121
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  2,894,121

               (c) Ramius Capital did not enter into any transactions in the
                   Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of RCG Ambrose, RCG Halifax and Ramius Securities, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

     B. RCG Ambrose

               (a) As of the date of this filing, RCG Ambrose may be deemed the beneficial owner of (i) 1,971,224 shares of Common Stock owned by RCG Ambrose, (ii) 316,511 shares of Common Stock owned by RCG Halifax and (iii) 606,386 shares of Common Stock owned by Ramius Securities.

                   Percentage: Approximately 6.90% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,894,121
                   3. Sole power to dispose or direct the disposition: 0

CUSIP No. 44973Q103                       13D                Page 14 of 22 Pages

                   4. Shared power to dispose or direct the
                      disposition:  2,894,121

               (c) The number of shares of Common Stock acquired by RCG Ambrose is set forth in Schedule C and is incorporated by reference. RCG Ambrose entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule C.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

     C. RCG Halifax

               (a) As of the date of this filing, RCG Halifax may be deemed the beneficial owner of (i) 1,971,224 shares of Common Stock owned by RCG Ambrose, (ii) 316,511 shares of Common Stock owned by RCG Halifax and (iii) 606,386 shares of Common Stock owned by Ramius Securities.

                   Percentage: Approximately 6.90% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,894,121
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  2,894,121

               (c) The number of shares of Common Stock acquired by RCG Halifax is set forth in Schedule C and is incorporated by reference. RCG Halifax entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule C.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

         D. Ramius Securities

               (a) As of the date of this filing, Ramius Securities may be deemed the beneficial owner of (i) 1,971,224 shares of Common Stock owned by RCG Ambrose, (ii) 316,511 shares of Common Stock owned by RCG Halifax and (iii) 606,386 shares of Common Stock owned by Ramius Securities.

                   Percentage: Approximately 6.90% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0

CUSIP No. 44973Q103                       13D                Page 15 of 22 Pages

                   2. Shared power to vote or direct vote: 2,894,121
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  2,894,121

               (c) The number of shares of Common Stock acquired by Ramius
                   Securities is set forth in Schedule C and is incorporated by reference. Ramius Securities entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule C.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

     E. C4S

               (a) As of the date of this filing, C4S may be deemed the
                   beneficial owner of (i) 1,971,224 shares of Common Stock owned by RCG Ambrose, (ii) 316,511 shares of Common Stock owned by RCG Halifax and (iii) 606,386 shares of Common Stock owned by Ramius Securities.

                   Percentage: Approximately 6.90% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,894,121
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  2,894,121

               (c) C4S did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of RCG Ambrose, RCG Halifax and Ramius Securities, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

     F.   Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

                                (a) As of the date of this filing, each of
                   Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 1,971,224 shares of Common Stock owned by RCG Ambrose, (ii) 316,511 shares of Common Stock owned by RCG Halifax and (iii) 606,386 shares of Common Stock owned by Ramius Securities. Each of Mr. Cohen, Mr.

CUSIP No. 44973Q103                       13D                Page 16 of 22 Pages

                   Stark, Mr. Strauss and Mr. Solomon disclaims beneficial ownership of the shares of Common Stock owned by RCG Ambrose, RCG Halifax and Ramius Securities, and the filing of this
                   Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

                   Percentage: Approximately 6.90% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 2,894,121
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  2,894,121

               (c) Neither Mr. Cohen, Mr. Stark, Mr. Strauss nor Mr. Solomon
                   have entered into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of RCG Ambrose, RCG Halifax and Ramius Securities, which were all in the open market, are set forth in Schedule C, and are incorporated by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

      The Reporting Persons have entered into a Joint Acquisition Statement attached as Exhibit I hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:

            Exhibit I - Joint Acquisition Statement, as required by Rule 13d-1(k)under the Securities Exchange Act of 1934, as amended.

CUSIP No. 44973Q103                       13D                Page 17 of 22 Pages

                                   SCHEDULE A

                      DIRECTORS AND OFFICERS OF RCG AMBROSE


          NAME AND POSITION           PRINCIPAL OCCUPATION                   PRINCIPAL BUSINESS ADDRESS

Mark R. Mitchell,                      Managing Director                      666 Third Avenue
Director                               Ramius Capital Group, LLC              26th Floor
                                                                              New York, NY 10017

Jeffrey C. Smith,                      Director                               666 Third Avenue
Director                               Ramius Capital Group, LLC              26th Floor
                                                                              New York, NY 10017

CFS Company, Ltd.                      Nominee Company                        Corporate Centre
Director                                                                      West Bay Road
                                                                              Grand Cayman
                                                                              Cayman Islands, BWI

CSS Corporation Ltd.                   Nominee Company                        666 Third Avenue
Secretary                                                                     26th Floor
                                                                              New York, NY 10017


CUSIP No. 44973Q103                       13D                Page 18 of 22 Pages

                                   SCHEDULE B

                      DIRECTORS AND OFFICERS OF RCG HALIFAX

          NAME AND POSITION            PRINCIPAL OCCUPATION                 PRINCIPAL BUSINESS ADDRESS

Jeffrey M. Solomon,                    Managing Member                        666 Third Avenue
Director                               Ramius Capital Group, LLC              26th Floor
                                                                              New York, NY 10017

Morgan B. Stark,                       Managing Member                        666 Third Avenue
Director                               Ramius Capital Group, LLC              26th Floor
                                                                              New York, NY 10017

CFS Company, Ltd.,                     Nominee Company                        Corporate Centre
Director                                                                      West Bay Road
                                                                              Grand Cayman
                                                                              Cayman Islands, BWI

CSS Corporation Ltd.                   Nominee Company                        666 Third Avenue
Secretary                                                                     26th Floor
                                                                              New York, NY 10017



CUSIP No. 44973Q103                       13D                Page 19 of 22 Pages

                                   SCHEDULE C

                            PURCHASES OF COMMON STOCK

                                                                    PURCHASE
                              DATE OF                                PRICE
PURCHASER                     TRANSACTION            AMOUNT         PER UNIT (1)
---------                     ------------           -------       -------------

RCG Ambrose                    12/3/04                390,000           1.5293
                              12/21/04                 39,000           1.5000
                                1/6/05                162,500           1.4960
                               1/13/05                 28,624           1.5200
                               1/14/05                 11,635           1.5258
                               1/20/05                175,925           1.5156
                               1/21/05                 32,500           1.4936
                               1/24/05                 16,250           1.4500
                               1/25/05                 29,705           1.4743
                               1/26/05                 16,250           1.4700
                               1/27/05                 11,765           1.4600
                               1/28/05                  1,777           1.4698
                               1/31/05                 40,827           1.5003
                                2/1/05                    650           1.5195
                                2/2/05                357,500           1.5638
                                2/3/05                173,541           1.5775
                                2/4/05                223,624           1.5658
                                2/7/05                163,499           1.5810
                                2/8/05                 95,652           1.6189

         Total                                     1,971,224

RCG Halifax                   12/03/04                72,000           1.5293
                              12/21/04                 7,200           1.5000
                                1/6/05                30,000           1.4960
                               1/13/05                 5,284           1.5200
                               1/14/05                 2,148           1.5258
                               1/20/05                32,478           1.5156
                               1/21/05                 6,000           1.4936
                               1/24/05                 3,000           1.4500
                               1/25/05                 5,484           1.4743
                               1/26/05                 3,000           1.4700
                               1/27/05                 2,172           1.4600
                               1/28/05                   328           1.4698
                               1/31/05                 7,537           1.5003
                                2/1/05                   120           1.5195
                                2/2/05                66,000           1.5638
                                2/3/05                32,038           1.5775
--------
     (1) Excludes commissions and other execution-related costs.

CUSIP No. 44973Q103                       13D                Page 20 of 22 Pages

                                2/4/05                41,285           1.5658
                                2/8/05                   437           1.6189

         Total                                       316,511

Ramius Securities              12/3/04               138,000           1.5293
                              12/21/04                13,800           1.5000
                                1/6/05                57,500           1.4960
                               1/13/05                10,129           1.5200
                               1/14/05                 4,117           1.5259
                               1/20/05                62,251           1.5156
                               1/21/05                11,500           1.4936
                               1/24/05                 5,750           1.4501
                               1/25/05                10,511           1.4743
                               1/26/05                 5,750           1.4701
                               1/27/05                 4,164           1.4599
                               1/28/05                   629           1.4706
                               1/31/05                14,447           1.5003
                                2/1/05                   230           1.5217
                                2/2/05               126,500           1.5638
                                2/3/05                61,408           1.5775
                                2/4/05                79,129           1.5658
                                2/8/05                   571           1.6189

         Total                                      606,386

CUSIP No. 44973Q103                       13D                Page 21 of 22 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By: /s/ Jeffrey M. Solomon                   By: C4S & Co., L.L.C.,
   Name:  Jeffrey M. Solomon                     its Managing Member
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                Name:  Jeffrey M. Solomon
                                                Title: Managing Member


RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By: /s/ Jeffrey M. Solomon                   By: /s/ Jeffrey M. Solomon
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Managing Member                       Title: Managing Member

C4S & CO., L.L.C.                            PETER A. COHEN

By: /s/ Jeffrey M. Solomon                   /s/ Peter A. Cohen
   Name:  Jeffrey M. Solomon
   Title: Managing Member


MORGAN B. STARK                              THOMAS W. STRAUSS

/s/ Morgan B. Stark                          /s/ Thomas W. Strauss



JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon

CUSIP No. 44973Q103                       13D                Page 22 of 22 Pages


                                    EXHIBIT I
                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2005

RAMIUS CAPITAL GROUP, LLC                    RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, LLC,
    as Managing Member                           its Investment Advisor

By: /s/ Jeffrey M. Solomon                   By: C4S & Co., L.L.C.,
   Name:  Jeffrey M. Solomon                     its Managing Member
   Title: Managing Member
                                             By: /s/ Jeffrey M. Solomon
                                                Name:  Jeffrey M. Solomon
                                                Title: Managing Member


RCG HALIFAX FUND, LTD.                       RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,               By: Ramius Capital Group, LLC,
    its Investment Advisor                       its Managing Member

By: C4S & Co., L.L.C.,                       By: C4S & Co., L.L.C.,
    its Managing Member                          its Managing Member

By: /s/ Jeffrey M. Solomon                   By: /s/ Jeffrey M. Solomon
   Name:  Jeffrey M. Solomon                    Name:  Jeffrey M. Solomon
   Title: Managing Member                       Title: Managing Member


C4S & CO., L.L.C.                            PETER A. COHEN

By: /s/ Jeffrey M. Solomon                   /s/ Peter A. Cohen
   Name:  Jeffrey M. Solomon
   Title: Managing Member


MORGAN B. STARK                              THOMAS W. STRAUSS

/s/ Morgan B. Stark                          /s/ Thomas W. Strauss


JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon